July 11, 2008

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn:	Tia Jenkins
Senior Assistant Chief Accountant

	Re:	Casual Male Retail Group, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed March 26, 2008
File No. 0-15898

Dear Ms. Jenkins:

This letter is submitted on behalf of Casual Male Retail Group, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended February 2, 2008, filed on March 26, 2008 (the “Form 10-K”), as set forth in a letter dated June 30, 2008 to David A. Levin (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with our response below to your comment.

Note A—Summary of Significant Accounting Policies, Inventories, page 50

Comment No. 1

It appears that you recorded an adjustment of approximately $3.4 million for the correction of an inventory valuation difference that was deemed to be immaterial in prior periods. Tell us how you evaluated the materiality of this error considering SAB 108 and other guidance as applicable.

Response to Comment No. 1:

In summary, during the fourth quarter of fiscal 2007, we identified and recorded a charge of approximately $3.4 million to correct an error in our inventory valuation. We determined that the origin of the error began in the second quarter of fiscal 2006 when we converted from the retail method of accounting to the average cost method of accounting. Of the total $3.4 million adjustment, $0.6 million was estimated to be an opening retained earnings adjustment in fiscal year 2006 to be recorded in accordance with FAS 154, with the remainder representing an adjustment to gross margin over a period of six quarters.

In considering the materiality of the impact of this adjustment on all prior quarters as well as the full fiscal years 2006 and 2007, we applied the guidance set forth in SAB 99, SAB 108, FAS 154 and APB 28 for all quarterly and annual periods affected.

Our Quantitative Analysis

Using both the “iron curtain” and “rollover” approaches outlined in SAB 108 and adjusting each of the prior periods, individually, to correct the respective inventory valuation for that period, we assessed the impact of the adjustments to each reporting period’s total assets, sales, gross margin rate and pretax earnings. As demonstrated below, we believe that sales are our strongest measure of materiality because it represents our most consistent measure of performance. Pre-tax earnings has not been a reliable and consistent measure of materiality due to its highly seasonal fluctuations and its de minimis results during each of the first three quarters in comparison to fourth quarter pre-tax earnings. Additionally, as our pre-tax income/loss has historically fluctuated significantly from fiscal year to fiscal year, we have not yet reached a consistent and stable earnings trend for which to utilize pre-tax income to determine materiality. Below is a comparison by quarter for fiscal years 2007 and 2006 of our sales and pre-tax earnings from continuing operations (in millions):

	Sales	Fiscal 2007(1) Pre-tax Income/Loss from Continuing Operations	Sales	Fiscal 2006(1) Pre-tax Income/Loss from Continuing Operations
First quarter	$110.6	$2.6	$102.9	$2.3
Second quarter	113.5	4.8	111.4	5.8
Third quarter	106.1	(3.1)	106.4	(0.8)
Fourth quarter	133.9	2.4	144.7	14.9
Fiscal year	464.1	6.7	465.4	22.2

(1)	The pre-tax income/loss from continuing operations for the quarters has been reclassified, in accordance with FAS 144, for both fiscal years to reflect the discontinued operations reported in the fourth quarter of fiscal 2007. The pre-tax losses from discontinued operations further reduced pre-tax income by $5.8 million and $1.2 million for fiscal 2007 and 2006, respectively. See Note N to the Notes to the Consolidated Financial Statements for a full discussion.

We also believe that the users of our financial statements consider sales and comparable sales growth as a key metric in measuring our quarterly and annual performance. Due to the relatively fixed nature of our cost structure, our sales performance drives our overall profitability and is evaluated quarterly by the users of the financial statements and daily by management of the Company. Accordingly, we rely on our sales base as a key metric for determining materiality.

We concluded that the adjustments were immaterial for each prior period on a “rollover” basis, representing less than 1.0% of sales and total assets for each interim and annual period presented and changing the gross margin percentage by less than 1.0%, with the exception of the fourth quarter of fiscal 2007 in which the correction of the error was made. Additionally, on an “iron curtain” basis, the error was immaterial to both fiscal years 2006 and 2007, representing less than 1.0% of sales and total assets for each fiscal year and changing the gross margin percentage by less than 1.0%.

In evaluating the impact of the error on interim reporting, we applied the requirements of Paragraph 29 of APB 28, which was not amended by FAS 154 and provides guidance in assessing the materiality of a correction of an error on the current period financial statements, in particular as it relates to the financial statement of the interim period in which the error is corrected. We compared the effects of the error to the results of the current full fiscal year, as well as to the results of the year to which the error relates and considered whether the effects of the error were material to the trend of earnings. APB 28 indicates that if the correction of an error is material to the current interim period, but not material to the current full fiscal year, or to the trend of earnings, the correction of the error should be recorded in the quarter and disclosed in the interim period.

As a result of the guidance outlined above, based on quantitative considerations, we concluded that restatement of prior interim results and prior year was not required, and instead the effects of correcting the error should be recorded in the fourth quarter of fiscal 2007 and disclosed.

Our Qualitative Analysis

After concluding that the adjustment was immaterial from a quantitative perspective, we then considered the following qualitative measures, as the staff outlined in SAB 99, and concluded that:

•	The misstatement did not arise from an item capable of precise measurement or from an estimate in which the degree of imprecision is inherent in the estimate.

•	The misstatement did not mask a change in earnings or other trends.

•	The misstatement did not hide a failure to meet analysts’ consensus expectations for the enterprise.

•	The misstatement did not change a loss into income or vice versa (other than Q4 2007, the period in which the error was identified and corrected, which was disclosed).

•

The misstatement did not concern a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability as we report results as one reporting segment.

•	The misstatement did not affect our compliance with regulatory requirements.

•	The misstatement did not affect our compliance with loan covenants or other contractual requirements.

•	The effect of the misstatement did not increase management’s compensation—for example, by satisfying requirements for the award or bonuses or other forms of incentive compensation.

•	The misstatement did not involve concealment of an unlawful transaction.

Although this is not an exhaustive list of qualitative measures, we concluded that such considerations were critical to our determination that the adjustment was immaterial to the financial statements taken as a whole.

Therefore, we concluded, as stated in SAB 99, SAB 108 and FASB Concepts Statement No. 2, that it was not probable that the judgment of a reasonable person relying upon our financial results would have been changed or been influenced by the correction of this inventory adjustment.

Summary

In connection with this evaluation of materiality, we determined that the adjustment of $3.4 million, recorded during the fourth quarter of fiscal 2007, was immaterial to all prior annual and quarterly periods, except for the fourth quarter of fiscal 2007 in which the correction was recorded. In accordance with SAB 99, APB 28, FAS 154 and SAB 108, restatement of previously issued financial statements was not required. However, in accordance with APB 28, due to the material impact of the correction in the fourth quarter of fiscal 2007, the charge was disclosed in the Notes to the Consolidated Financial Statements for the fiscal year ended February 2, 2008.

Because we adopted SAB 108 in the first quarter of fiscal 2007 and this issue was not known until the fourth quarter of fiscal 2007, there were no adjustments recorded in connection with our adoption of SAB 108.

*    *    *    *    *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 828-9300.

Sincerely,

/s/ Dennis R. Hernreich
Dennis R. Hernreich Chief Financial Officer